

BADAN KOORDINASI PENANAMAN MODAL

IZIN PRINSIP PERUBAHAN PENANAMAN MODAL

Nomor   : 194 /1/IP/III/PMA/2010

Nomor Perusahaan : 19554

NPWP   : 02.593.957.0-052.000

     Sehubungan dengan permohonan yang Saudara sampaikan tanggal 23 Juni 2010, dan memperhatikan Surat Persetujuan Penanaman Modal Asing Nomor 853/I/PMA/2006 tanggal 4 Agustus 2006 jo. perubahan terakhir Nomor 1139/III/PMA/2009 tanggal 26 Agustus 2009, dengan ini diberitahukan bahwa Pemerintah Republik Indonesia memberikan IZIN PRINSIP PERUBAHAN yang merupakan persetujuan atas perubahan rencana proyek penanaman modal perusahaan Saudara sebagai berikut :

I.   **DATA PROYEK+) :**

    +) merupakan data setelah perubahan

    1. Nama Perusahaan   : PT. PLANT BIOFUEL INDONESIA

    2. Alamat   : Taman Resort Mediterania, Jl. Pantai Indah Utara II, Blok K Kav. 8H, Kapuk Muara, Jakarta Utara 14460

    3. Lokasi Proyek   : Kota Dumai, Provinsi Riau *)

    4. Bidang Usaha   : Industri kimia dasar organik yang bersumber dari hasil pertanian dan perdagangan besar.

    Produksi

Jenis Barang/Jasa	KBLI	Satuan	Kapasitas	Ekspor(%)	Keterangan
Industri					
- Biodiesel	20115	Ton	200.000 (dua ratus ribu)	100,00	**)
- Gliserin	20115	Ton	20.000 (dua puluh ribu)	100,00	
Perdagangan					
- Ekspor barang dagangan a.l. Crude Palm Oil (CPO) dan hasil olahannya	46315	US$	110.000.000,00 (seratus sepuluh juta)	0,00	***)

Catatan :

*)   Khusus untuk industri dalam pelaksanaannya, lokasi proyek harus mengikuti ketentuan yang berlaku, antara lain memperhatikan ketentuan yang tercantum dalam Peraturan Pemerintah No. 24 Tahun 2009 tentang Kawasan Industri dan/atau perubahannya beserta peraturan pelaksanaannya.

**) Dalam pelaksanaannya, perusahaan harus mendapatkan izin dari Menteri Energi dan Sumber Daya Mineral berdasarkan Peraturan Pemerintah Nomor 36 Tahun 2004 tanggal 14 Oktober 2004 tentang Kegiatan Usaha Hilir Minyak dan Gas Bumi.

***) Tidak diperkenankan melakukan perdagangan eceran (retailer) dan dalam pelaksanaannya harus mengikuti ketentuan yang berlaku

Perkiraan nilai ekspor per tahun : US$. 115,000,000.00

5. Penyertaan Dalam Modal Perseroan++) : a. Asing (99.00%)
   - Century Corp Sdn. Bhd. (Malaysia,99.00%)
   b. Indonesia (1.00%)
   - Linda Wirawan (Indonesia,1.00%)

++) - Prosentase atas nilai nominal modal saham menjadi
   - Proyek ini dibiayai dari modal sendiri sebesar US$. 13.000.000,00 dan pinjaman sebesar US$. 35.000.000,00.

6. Nilai Investasi :

Industri

a. Modal Tetap

Pembelian dan Pematangan Tanah	: US$.	10,000,000.00
Bangunan / Gedung	: US$.	4,000,000.00
Mesin/Peralatan dan Suku Cadang	: US$.	10,000,000.00
Lain-Lain	: US$.	3,800,000.00
- Sub Jumlah	: US$.	27,800,000.00
b. Modal Kerja *(untuk 1 turn over)*	: US$.	19,700,000.00
c. Jumlah	: US$.	47,500,000.00

Perdagangan

a. Modal Tetap

Pembelian dan Pematangan Tanah	: US$.	0.00
Bangunan / Gedung	: US$.	0.00
Mesin/Peralatan dan Suku Cadang	: US$.	0.00
Lain-Lain	: US$.	200,000.00
- Sub Jumlah	: US$.	200,000.00
b. Modal Kerja *(untuk 1 turn over)*	: US$.	300,000.00
c. Jumlah	: US$.	500,000.00
Jumlah seluruhnya	: **US$.**	**48,000,000.00**

7. Penggunaan Tenaga Kerja Indonesia :

Industri	:	52 Orang
Perdagangan	:	10 Orang
Jumlah :		62 Orang

Catatan :
- Industri
  - Laki-laki   : 42 orang
  - Perempuan : 10 orang

- Perdagangan
  - Laki-laki   : 6 orang
  - Perempuan : 4 orang

8. Rencana Waktu Penyelesaian Proyek :

Rencana waktu penyelesaian proyek tetap, selambat-lambatnya sampai dengan tanggal 4 Agustus 2011 (empat Agustus dua ribu sebelas).

II. FASILITAS PENANAMAN MODAL :

Khusus untuk industri diberikan fasilitas Pembebasan Bea Masuk atas pengimporan mesin dan barang modal sesuai dengan Peraturan Menteri Keuangan Nomor 176/PMK.011/2009.

III. LAIN-LAIN :

1. Perusahaan yang siap beroperasi/berproduksi komersial wajib mengajukan permohonan Izin Usaha kepada PTSP BKPM.
2. Perusahaan wajib menyampaikan Laporan Kegiatan Penanaman Modal (LKPM) dan melaksanakan ketentuan lingkungan hidup dan ketentuan-ketentuan lainnya.
3. Khusus bagi perusahaan penanaman modal asing, dalam hal terjadi perselisihan antara perusahaan dengan Pemerintah Republik Indonesia yang tidak dapat diselesaikan secara musyawarah, Pemerintah Indonesia bersedia mengikuti penyelesaian menurut ketentuan konvensi tentang penyelesaian perselisihan antara Negara dan Warga Negara Asing mengenai penanaman modal sesuai dengan Undang-undang Nomor 5 Tahun 1968.
4. Izin Prinsip Perubahan ini merupakan bagian yang tidak terpisahkan dari Surat Persetujuan Penanaman Modal Asing Nomor 853/I/PMA/2006 tanggal 4 Agustus 2006 berikut perubahannya.

BKPM   Otomasi 25/06/2010

Nomor   : 194 /1/IP/III/PMA/2010
Halaman : 4 (4)

5. Hal-hal lain yang tidak dinyatakan dalam Izin Prinsip Perubahan ini dan
   sepanjang tidak bertentangan dengan atau masih dalam ketentuan, hak dan
   kewajiban sebagaimana telah ditetapkan sebelumnya oleh Pemerintah, tetap
   berlaku sebagaimana adanya.

Jakarta, **29 JUN 2010**

a.n KEPALA BADAN KOORDINASI PENANAMAN MODAL
Deputi Bidang Pelayanan Penanaman Modal



Teuku Otman Rasyid

Tembusan disampaikan kepada Yth:
1. Menteri Dalam Negeri;
2. Menteri Keuangan;
3. Menteri Hukum dan Hak Asasi Manusia u.p. Direktur Jenderal Administrasi Hukum Umum;
4. Menteri Perindustrian;
5. Menteri Perdagangan;
6. Menteri Negara Lingkungan Hidup;
7. Gubernur Bank Indonesia;
8. Kepala Badan Pertanahan Nasional;
9. Direktur Jenderal Pajak;
10. Direktur Jenderal Bea dan Cukai;
11. Direktur Jenderal Industri Agro dan Kimia;
12. Direktur Jenderal Perdagangan Dalam Negeri;
13. Direktur Jenderal Perdagangan Luar Negeri;
14. Gubernur Riau;
15. Walikota Dumai;
16. Kepala BPI Provinsi Riau.

BKPM   Otomasi 25/06/2010